SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 17)*

                      AEP Industries, Inc.
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                           001031103
                         (CUSIP Number)

                        Arthur Goetchius
EGS Partners, L.L.C., 300 Park Ave., 21st Fl., New York, NY 10022
                          212-755-9000

         (Name, address and telephone number of person authorized to receive notices and communications)

                         June 18, 1996
    (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

     Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         PAGE 1 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        138,418
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        138,418
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        138,418
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        2.97%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_____________________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 2 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        314,302
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        408,001
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        408,001
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.74%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IA
_____________________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 3 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        120,033
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        120,033
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        120,033
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        2.57%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_____________________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 4 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        7,883
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        7,883
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        7,883
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        .17%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_____________________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 5 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        45,011
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        580,637
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        45,011
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        710,404
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        755,415
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        16.18%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 6 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        6,003
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        587,441
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        6,003
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        675,137
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        681,140
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        14.59%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 7 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        4,802
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        580,637
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        4,802
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        674,336
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        679,138
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        14.55%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 8 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        580,637
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        674,336
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        674,336
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        14.45%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 9 OF 17 PAGES

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        580,637
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        674,336
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        674,336
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        14.45%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 10 OF 17 PAGES

     The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"),
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, and (viii) Jonas Gerstl, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended by this Amendment No. 17 to the Schedule 13D as follows:

ITEM 1. SECURITY AND ISSUER.

     No change.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners,
(iii) BEV Partners, L.P., a Delaware limited partnership ("BEV Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Jonas Partners, (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Jonas Partners, (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, BEV Partners and Jonas Partners; (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; and (ix) James McLaren, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     The general partners of EGS Associates, BEV Partners and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren (collectively, the "General Partners"). The members of EGS Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren.
     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, BEV Partners, Jonas Partners and each of the General Partners is 300 Park Avenue, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.
     (c) The principal business of each of EGS Associates, EGS Overseas, BEV Partners and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts including EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, BEV Partners, Jonas Partners and other associated partnerships, members of EGS Partners, and as Managing Directors of EGS Partners and EGS Securities Corp.
     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, BEV Partners and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

                      PAGE 11 OF 17 PAGES

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows: the net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, BEV Partners and Jonas Partners is approximately $1,316,581, $5,175,703, $539,005, $903,116 and
$59,844, respectively.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $60,011.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman, is approximately $1,210,533.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $44,130.
     The shares of Common Stock purchased by EGS Associates were purchased with its investment capital (see Item 5(v)), and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners (the "Managed Accounts"). The shares of Common Stock purchased by Mr. Ehrman were purchased with personal funds, trust funds, or the funds of members of his immediate family.

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-margin accounts are maintained at
Bankers Trust Company and Chase Manhattan Bank, NA.   Since other
securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at Bear Stearns & Co., Inc. The shares owned by Mr. Ehrman are held in accounts maintained at Bishop Rosen Corporation or Bear Stearns and Co., Inc., or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 6.25% per annum.

ITEM 4. PURPOSE OF TRANSACTION.

     No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows: the approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 4,667,901 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 31, 1996, as reflected in the company's report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on April 30, 1996 (which is the most recent Form 10-Q on file).

     As of the close of business on June 18, 1996:

     (i) EGS Associates owns beneficially 138,418 shares of Common Stock, constituting approximately 2.97% of the shares outstanding.
     (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 328,811 shares (constituting approximately 7.04% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 79,190 shares of Common Stock purchased for EGS Overseas (constituting approximately 1.70% of the shares outstanding), which, when aggregated, total 408,001 shares of Common Stock, constituting approximately 8.74% of the shares outstanding.
     (iii) Bev Partners owns beneficially 120,033 shares of Common Stock, constituting approximately 2.57% of the shares outstanding.
     (iv) Jonas Partners owns 7,883 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 81,079 shares of Common Stock, constituting approximately 1.74% of the shares outstanding.

                      PAGE 12 OF 17 PAGES

     (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,803 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (vii) Mr. Ketcher owns directly 4,802 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (viii) Messrs. Gerstl and McLaren own directly no shares of Common Stock.
          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 138,418 shares beneficially owned by EGS Associates, the 408,001 shares beneficially owned by EGS Partners, the 120,033 shares beneficially owned by Bev Partners and the 7,883 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 674,336 shares of Common Stock, constituting approximately 14.45% of the shares outstanding.
     (ix) In the aggregate, the Reporting Persons beneficially own a total of 767,020 shares of Common Stock, constituting approximately 16.43% of the shares outstanding.
          (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and/or to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
               (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has shared power to vote and dispose of shares owned by members of his immediate family. Mr. Ehrman has no power to vote and shared power to dispose of shares owned by members of his immediate family.
          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to June 18, 1996 until June 18, 1996 by EGS Partners (excluding EGS Overseas), and Mr. Ehrman are set forth in Schedules A and B, respectively. All such transactions were effected in the over-the-counter market. During such period, EGS Associates, Bev Partners, Jonas Partners, Mr. Greenberg, Mr. Ketcher, Mr. Gerstl and Mr. McLaren did not enter into any transactions in the Common Stock.
          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common stock.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER.

      Item  6  is  hereby  supplemented by the  addition  of  the following: the Reporting Persons, in conjunction with the Purchase Agreement (the "Purchase Agreement") between the Issuer and Borden, Inc. (the "Seller"), are parties to a Voting Agreement with the Seller. Pursuant to the Voting Agreement, the Reporting Persons agree severally, but not jointly, among other things, that such Reporting Person will vote, subject to the limitations set forth in the Voting Agreement and the Schedule attached thereto, in favor of the transactions contemplated by the Purchase Agreement.
      This brief summary of the terms of the Voting Agreement is qualified by reference to such Agreement filed herewith as
Exhibit 2, which is incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
     1. There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.
     2. There is filed herewith, and incorporated by reference, as Exhibit 2, the written Voting Agreement described in Item 6 above.

                         PAGE 13 OF 17 PAGES

                             SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 18, 1996                   /s/ William Ehrman
                                   William Ehrman, individually
                                   and as general partner of each
                                   of EGS ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-in-
                                   Fact for Frederic Greenberg,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ Frederick Ketcher
                                   Frederick Ketcher,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-in-
                                   Fact for Jonas Gerstl,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ James McLaren
                                   James McLaren, individually
                                   and as general partner of
                                   each of EGS ASSOCIATES, L.P.,
                                   BEV PARTNERS, L.P. and
                                   JONAS PARTNERS, L.P. and a
                                   member of EGS PARTNERS, L.L.C.

                           Schedule A

                      EGS Partners, L.L.C.
             (excluding EGS Overseas Fund Limited)

                Transactions in the Common Stock

                                           Price Per Share
     Date of        Number of                (including
   Transaction  Shares Purchased/(Sold)    Commissions, if any)

5/2/96                   1,500                    25.57
5/3/96                   2,000                    25.44
5/8/96                   2,000                    25.45
5/15/96                  2,000                    25.56
5/15/96                  2,500                    25.88
5/21/96                    500                    25.82
5/22/96                  1,500                    25.57
6/3/96                   5,100                    25.07
6/4/96                   2,000                    26.00
6/7/96                  (1,800)                   33.43

                      PAGE 15 OF 17 PAGES

                           Schedule B

                       William A. Ehrman

                Transactions in the Common Stock

                                           Price Per Share
     Date of        Number of                (including
   Transaction  Shares Purchased/(Sold)    Commissions, if any)


4/22/96                  500                 25.00
4/25/96                  300                 26.00
4/26/96                  300                 25.50
5/10/96                  400                 25.50
5/10/96                  300                 25.75
5/14/96                  500                 25.25
5/20/96                  600                 25.25
5/29/96                  300*                25.88


     _____________________
          *    Shares held in an account for the benefit of Mr.
          Ehrman's wife.




                      PAGE 16 OF 17 PAGES

                           EXHIBIT 1

                  JOINT ACQUISITION STATEMENT
                  PURSUANT TO RULE 13D-1(F) 1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 18, 1996


                                   /s/ William Ehrman
                                   William Ehrman, individually
                                   and as general partner of each
                                   of EGS ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-in-
                                   Fact for Frederic Greenberg,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ Frederick Ketcher
                                   Frederick Ketcher,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ William Ehrman
                                   William Ehrman, as Attorney-In-
                                   Fact for Jonas Gerstl,
                                   individually and as general
                                   partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.


                                   /s/ James McLaren
                                   James McLaren, individually
                                   and as general partner of
                                   each of EGS ASSOCIATES, L.P.,
                                   BEV PARTNERS, L.P. and
                                   JONAS PARTNERS, L.P. and a
                                   member of EGS PARTNERS, L.L.C.

                                EXHIBIT 2

                             VOTING AGREEMENT


           AGREEMENT dated as of June 20, 1996 by and among Borden, Inc. a

New Jersey corporation ("Seller"), and the stockholders of AEP Industries

Inc., as Delaware corporation ("Buyer"), named on the signature pages to this voting agreement, severally but not jointly (the "Stockholders").

                                 RECITALS

           Concurrently herewith, Seller and Buyer are entering into a

Purchase Agreement of even date herewith (the "Purchase Agreement";

capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement) pursuant to which Buyer will purchase from

Seller and the Subsidiary Asset Sellers the Subsidiary Stock and the Assets

(the "Stock and Asset Purchase") in consideration for $280 million of cash and

2,412,818 million shares of common stock, par value $0.01 per share, of Buyer

(the "Buyer Common Stock"), subject to adjustment pursuant to the terms and provisions of the Purchase Agreement.

           As a condition to Seller's willingness to enter into the Purchase

Agreement, Seller requires that each Stockholder enter into, severally but not jointly, and such Stockholder has agreed to enter into, this Agreement.

                                 AGREEMENT

           To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

           1.  Representations and Warranties.  Each Stockholder hereby severally but not jointly represents and warrants to Seller as follows:

           (a)  Ownership of Shares.  (1)  Such Stockholder is either (i) the record holder and beneficial owner of, (ii) trustee of a trust that is the record holder or beneficial owner of, and whose beneficiaries are the beneficial owners (such trustee, a "Trustee") of, (iii) executor of an estate that is the record holder or beneficial owner of, and whose beneficiaries are the beneficial owners (such executor, an "Executor")

      of, or (iv) the beneficial owner but not the record holder of, the number of shares of Buyer Common Stock as set forth opposite such

      Stockholder's name on Section 1 of the disclosure schedule attached hereto (the "Voting Agreement Disclosure Schedule") (the "Shares").

           (2)  On the date hereof, the Shares set forth opposite such

      Stockholder's name on Section 1 of the Voting Agreement Disclosure

      Schedule constitute shares of Buyer Common Stock owned of record or beneficially by such Stockholder.

           (3)  Such Stockholder has power of disposition with respect to all of the Shares set forth opposite such Stockholder's name on Section 1 of the Voting Agreement Disclosure Schedule and voting power with respect to the matters set forth in Section 2 hereof, in each case with respect to all of the Shares set forth opposite such Stockholder's name on

      Section 2 of the Voting Agreement Disclosure Schedule, with no restrictions on such rights, subject to applicable federal securities laws, margin regulations and standard margin arrangements, the limitations noted on the Voting Agreement Disclosure Schedule and the terms of this Agreement.

           (b)  Power; Binding Agreement.  Such Stockholder has the legal capacity, power and authority to enter into and perform all of such

      Stockholder's obligations under this Agreement.  The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party or by which such Stockholder is bound including, without limitation, any trust agreement, will, testamentary document, voting agreement, stockholders agreement, voting trust or other agreement.  This Agreement has been duly and validly executed and delivered by such Stockholder.

           (c)  No Conflicts.  (A) Except for the filing of an amendment to the Schedule 13D of the Stockholders on file with the Securities and

      Exchange Commission with respect to the Buyer Common Stock, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this

      Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall

      (x) conflict with or result in any breach of any applicable trust,

      estate or other organizational documents applicable to such Stockholder,

      (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment,

      arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such

      Stockholder or any of such Stockholder's properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment,

      order, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

           (d)  Such Stockholder's Shares are free and clear of all proxies,

      voting trusts or agreements, understandings or similar arrangements,

      except for this Agreement and as reflected on the Voting Agreement

      Disclosure Schedule.

           2.  Agreement to Vote.

           2.1  Voting.  (a)  Subject to the limitations described on the

Voting Agreement Disclosure Schedule, each Stockholder hereby agrees that,

during the time this Agreement is in effect, at any meeting of the stockholders of Buyer, however called, or in connection with any written consent of the stockholders of Buyer, such Stockholder shall vote (or cause to be voted) the Shares then held of record or beneficially by such Stockholder in favor of the Stock and Asset Purchase and the authorization and issuance of shares of Buyer Common Stock to Seller in connection therewith (the "Buyer

Stock Issuance"), the execution and delivery by Buyer of the Purchase

Agreement and the approval of the terms thereof and each of the other actions contemplated by the Purchase Agreement.

           (b)   Subject to the limitations described on the Voting Agreement

Disclosure Schedule, each Stockholder hereby agrees that, during the time this

Agreement is in effect, in the event such Stockholder sells, transfers or otherwise disposes of any Shares following the record date for any meeting of the stockholders of Buyer or for any written consent of the stockholders of

Buyer in connection with the Buyer Stock Issuance, such Stockholder will retain the right to vote such Shares in connection with the Buyer Stock

Issuance and will vote such Shares held of record in accordance with the provisions of Section 2.1(a) hereof, in each case subject to the limitations described on the Voting Agreement Disclosure Schedule.

           2.2  Private Sales.  Each Stockholder hereby agrees that, during the time this Agreement is in effect, in the event such Stockholder sells,

transfers or otherwise disposes of any Shares in a privately negotiated transaction (a "Private Sale"), the purchaser or transferee in such Private

Sale will be required to agree in writing to be bound by the terms and provisions of this Voting Agreement, in each case subject to the limitations described on the Voting Agreement Disclosure Schedule.

           3.  Certain Covenants of the Stockholder.  Except in accordance with the terms of this Agreement, the Stockholder hereby severally covenants and agrees as follows:

           3.1  Restriction on Stockholder Actions.  From the date hereof until the Termination Date, the Stockholder shall not, directly or indirectly,

take any action that would make any representation or warranty of such

Stockholder contained herein untrue or incorrect or otherwise transfer or sell any Shares prior to the Termination Date for the purpose of circumventing such

Stockholder's obligations under this Agreement.

           4.  Further Assurances.  From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this

Agreement.  Seller agrees to reimburse the Stockholders for any reasonable expenses incurred by such Stockholders in connection with any such further actions.

           5.  Public Announcement.  Seller agrees to issue a news release or other public announcement pertaining to the transactions contemplated by the

Purchase Agreement within one (1) business day after the signing of this

Agreement and the Purchase Agreement.

           6.  Termination.  The covenants and agreements contained herein shall terminate on the first to occur of (a) the Closing Date, (b) the date the Purchase Agreement is terminated and (c) January 31, 1997 (the

"Termination Date").

           7.  Miscellaneous.

           7.1  Entire Agreement; Assignment; No Third Party Beneficiaries.

This Agreement (i) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise without the prior written consent of the other parties.  This

Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies.

           7.2  Amendments.  This Agreement may not be modified, amended,

altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

           7.3  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram,

telex or telecopy, or by mail (registered or certified mail, postage prepaid,

return receipt requested) or by any courier service, such as Federal Express,

providing proof of delivery.  All communications hereunder shall be delivered to the respective parties at the following addresses:

           If to any
           Stockholder:      c/o EGS Partners, L.L.C.
                             300 Park Avenue, 21st Floor
                             New York, New York  10022
                             Attn:  Arthur Goetchius
                             Facsimile:  212-755-9188

                 copy to:    Schulte Roth & Zabel
                             900 Third Avenue
                             New York, New York  10022
                             Attn:  Peter A. Nussbaum, Esq.
                             Facsimile:  212-593-5955

           If to
           Borden, Inc.:     180 East Broad Street
                             Columbus, Ohio 43215
                             Attn:  Richard L. de Ney

                 copy to:    Simpson Thacher & Bartlett
                             425 Lexington Avenue
                             New York, New York  10017
                             Attn:  David J. Sorkin, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

           7.4  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

           7.5  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

           7.6  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

           7.7  Descriptive Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

           7.8  Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this

Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

           7.9  Definitions; Construction.  For purposes of this Agreement:

           (a)  "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities

      Exchange Act of 1934, as amended (the "Exchange Act)), including pursuant to any agreement, arrangement or understanding, whether or not in writing.  Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the

      Exchange Act.

           (b)  "Person" shall mean an individual, corporation, partnership,

      joint venture, association, trust, unincorporated organization or other entity.

           (c)  In the event of a stock dividend or distribution, or any change in the Buyer Common Stock by reason of any stock dividend, split-

      up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

           IN WITNESS WHEREOF, Seller and the Stockholder have caused this

Agreement to be duly executed as of the day and year first above written.



                                  BORDEN, INC.

                                  By: /s/ Richard de Ney
                                     Name:  Richard L. de Ney
                                     Title: Executive Vice-President


                                  EGS Partners L.L.C.

                                   By: /s/ William Ehrman
                                     Name:   William Ehrman
                                     Title:


                                  EGS Associates, L.P.

                                   By:  /s/ William Ehrman
                                     Name:  William Ehrman
                                            General Partner


                                  BEV Partners, L.P.

                                  By:   /s/ William Ehrman
                                     Name:  William Ehrman
                                            General Partner


                                  JONAS Partners, L.P.

                                  By:   /s/ William Ehrman
                                     Name:  William Ehrman
                                            General Partner

                                  /s/ William Ehrman
                                  William Ehrman

                                  /s/ Frederic Greenberg
                                  Frederic Greenberg

                                  /s/ Frederick Ketcher
                                  Fredrick Ketcher

                                  /s/ Jonas Gerstl
                                  Jonas Gerstl

                                  /s/ James McLaren
                                  James McLaren


                                  /s/ Beverly Ehrman
                                  Beverly Ehrman

                                  /s/ Beverly Ehrman
                                  Beverly Ehrman as Custodian
                                  for Stephanie Ehrman

                                  /s/ Linda Greenberg
                                  Linda Greenberg

                   Voting Agreement Disclosure Schedule
                   ------------------------------------

Section 1

Beneficial Owner                                         Shares
- ----------------                                         ------

EGS Partners, L.L.C. (certain managed accounts)          314,302 FN1

EGS Associates, L.P.                                     138,418
BEV Partners, L.P.                                       120,033
Jonas Partners, L.P.                                       7,883

William Ehrman                                            45,011
Frederic Greenberg                                         6,003
Fredrick Ketcher                                           4,802
Jonas Gerstl                                                   -
James McLaren                                                  -
Beverly Ehrman                                            20,506
Beverly Ehrman as Custodian
for Stephanie Ehrman                                      15,562
Linda Greenberg                                              801


Section 2

Beneficial Owner                                         Shares
- ----------------                                         ------

EGS Partners, L.L.C.                                     314,302 FN2

EGS Associates, L.P.                                     138,418
BEV Partners, L.P.                                       120,033
Jonas Partners, L.P.                                       7,883

William Ehrman                                            45,011
Frederic Greenberg                                         6,003
Fredrick Ketcher                                           4,802
Jonas Gerstl                                                   -
James McLaren                                                  -
Beverly Ehrman                                            20,506
Beverly Ehrman as Custodian
for Stephanie Ehrman                                      15,562
Linda Greenberg                                              801


________________________

FN1 The Beneficial Owner's exercise of its power to dispose of certain of such Shares is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and all such Shares are subject to whatever instructions may be given by the client.

FN2 The Beneficial Owner's voting power with respect to certain of such Shares is subject to the provisions of ERISA and all such Shares are subject to whatever instructions may be given by the client.